UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-41773

Adlai Nortye Ltd.

c/o PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F       ☐ Form 40-F

CONTENT

Adlai Nortye Ltd. (the “Company”) Reports Unaudited First Half 2025 Financial Results and Highlights Recent Operational Progress

Business Highlights

Pipeline updates

AN8025

AN8025 is a next-generation tri-specific antibody fusion protein derived from an approved αPD-L1 antibody and fused with functionally optimized CD86 variant and LAG3 variant. Designed to modulate T cell and antigen-presenting cell (APC) functions, preclinical studies have demonstrated that AN8025 enhances both the quantity and quality of APCs while also inducing robust PD-L1-dependent T cell activation and anti-tumor efficacy in vivo. The clinical phase I study of AN8025 is currently ongoing.

AN9025

AN9025 is an oral small molecule pan-RAS(ON) inhibitor with best-in-class potential, designed to target a broad spectrum of RAS mutations across various tumor types. Preclinical studies have demonstrated that AN9025 effectively inhibits RAS-mutant cancers with potent and durable efficacy, including pancreatic, lung, and colorectal adenocarcinomas, and shows comparable or superior results relative to a benchmark agent of the same class. The Company expects to initiate the phase I clinical study in the first quarter of 2026.

AN4035

AN4035 is a proprietary CEACAM5-targeting antibody drug conjugate (ADC) designed to deliver potent anti-tumor activity with an improved therapeutic window. It is armed with highly potent pan-RAS(ON) inhibitor payload, which effectively target a broad spectrum of CEACAM5-expressing, RAS-driven cancers. The Company expects to submit IND in the middle of 2026.

AN4005

AN4005 is an orally available, small-molecule PD-L1 inhibitor that demonstrates antitumor activity by the blockade of PD-1/PD-L1 interaction. Preliminary results from the Dose-Escalation Phase, presented at SITC 2024, demonstrated that AN4005 exhibits favorable safety and tolerability in patients with advanced tumors. Encouraging preliminary efficacy was observed in a tumor type known to respond to anti-PD-(L)1 therapy. The trial has now advanced to the Expansion Phase, evaluating two doses of AN4005 in checkpoint inhibitor-naïve patients. Proof-of-concept data from the Expansion Phase is expected to be presented in a conference in 2026.

AN0025

AN0025 is a small molecule EP4 antagonist designed to modulate the tumor microenvironment. In the phase Ib study of preoperative AN0025 and radiotherapy/chemoradiotherapy combination in rectum cancer, preliminary efficacy results (20% clinical complete response (cCR) and 16% pathologic complete response (pCR)) are encouraging. ARTEMIS (Augmenting RadioTherapy in REctal Cancer to Minimise Invasive Surgery) phase II study of preoperative AN0025 and radiotherapy/chemoradiotherapy combination in rectum cancer is ongoing. The futility analysis result is expected by the first quarter of 2026.

Financial Highlights for the Six Month Period Ended June 30, 2025

The consolidated financial statements of the Company are prepared in accordance with IFRS as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are presented in US dollars, the Company’s functional and presentation currency.

As of June 30, 2025, cash and cash equivalents totaled US$44.1 million compared to US$60.9 million on December 31, 2024. As of June 30, 2025, restricted cash totaled US$18.2 million compared to nil on December 31, 2024.

Net cash used in operating activities for the six months ended June 30, 2025 was US$15.1 million, compared to US$28.4 million for the six months ended June 30, 2024.

Research and development expenses decreased by 41.4% from US$26.0 million for the six months ended June 30, 2024 to US$15.2 million for the six months ended June 30, 2025. The decrease was primarily because the Company’s current projects are still at relatively early stages compared to the same period last year, resulting in lower service fees incurred to date.

General and administrative expenses decreased by 13.8% from US$4.7 million for the six months ended June 30, 2024 to US$4.1 million for the six months ended June 30, 2025, primarily attributable to a decrease in share-based compensation expenses resulting from the vesting schedule of certain stock options.

Other gains decreased by 45% from US$2.6 million for the six months ended June 30, 2024 to US$1.4 million for the six months ended June 30, 2025, primarily attributable to a reduction in government grants received in 2025.

For the reasons described above, the Company’s net loss for the period ended June 30, 2025 decreased by 33.6% from US$27.7 million for the six months ended June 30, 2024 to US$18.3 million for the six months ended June 30, 2025.

About Adlai Nortye

Adlai Nortye (NASDAQ: ANL) is a global clinical-stage company at the forefront of discovering and developing innovative cancer therapies. Leveraging our dual R&D presence in the U.S. and China, we are building a robust pipeline of drug candidates focused on two key areas where we believe we can make a significant difference. (1) Next-generation cancer immunotherapies: our candidates, AN8025 (a tri-functional fusion protein of αPD-L1 x CD86 variant x LAG3 variant), a T-cell and antigen-presenting cell modulator, and AN4005 (a first-in-class oral small-molecule PD-L1 inhibitor), are designed to activate cancer immunity in novel ways. (2) RAS-targeting therapies: we are tackling RAS-driven cancers with AN9025, an oral pan-RAS(ON) inhibitor, and AN4035, a CEACAM5-targeting ADC delivering a potent pan-RAS(ON) inhibitor directly to tumors.

Forward-Looking Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, are or contain forward-looking statements.

The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. Factors that could cause the Company’s actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the initiation, timing, progress and results of the Company’s preclinical studies, clinical trials and other therapeutic candidate development efforts; the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; whether the clinical trial results will be predictive of real-world results; the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of the Company’s therapeutic candidates; the Company’s ability to establish, manage, and maintain corporate collaborations, as well as the ability of its collaborators to execute on their development and commercialization plans; the implementation of the Company’s business model and strategic plans for its business and therapeutic candidates; the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; estimates of the Company’s expenses, future revenues, capital requirements and its needs for and ability to access sufficient additional financing; risks related to changes in healthcare laws, rules and regulations in the PRC and United States or elsewhere. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Company contact:

Investor Relations

Email: ir@adlainortye.com

ADLAI NORTYE LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except share and per share data, or as otherwise noted)

	Six Months Ended
	June 30, 2024	June 30, 2025
	$’000	$’000
REVENUE	—	—
Other operating income, net	1,490	140
Administrative expenses	(4,717)	(4,066)
Research and development expenses	(26,016)	(15,248)
Total operating loss	(29,243)	(19,174)
Other gains, net	2,575	1,461
Investment income	2	98
Share of profits of investments accounted for using the equity method	—	(4)
Fair value loss on financial liabilities at FVTPL	—	—
Finance costs	(946)	(716)
LOSS BEFORE TAX	(27,612)	(18,335)
Income tax expense	—	—
LOSS FOR THE PERIOD	(27,612)	(18,335)
Attributable to:
Ordinary Equity Holders of the Parent	(27,612)	(18,335)
OTHER COMPREHENSIVE LOSS
Exchange differences on translation of the financial statements of subsidiaries	(92)	82
Other comprehensive loss for the period, net of tax	(92)	82
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(27,704)	(18,253)
Attributable to:
Ordinary Equity Holders of the Parent	(27,704)	(18,253)
LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic and diluted
Loss for the period ($ per share)	(0.35)	(0.19)
Weighted average common shares outstanding	78,385,007	95,862,790

ADLAI NORTYE LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share and per share data, or as otherwise noted)

	Six Months Ended June 30,
	2024	2025
	$’000	$’000
Net cash flows used in operating activities	(28,371)	(15,121)
Net cash flows used in investing activities	27,514	(18,181)
Net cash flows from financing activities	7,510	16,584
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	6,653	(16,718)
Cash and cash equivalents at beginning of the period	91,492	60,902
Effect of foreign exchange rate changes, net	(165)	34
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	97,980	44,218

ADLAI NORTYE LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands, except share and per share data, or as otherwise noted)

	As of
	December 31, 2024	June 30, 2025
	$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	60,902	44,138
Restricted cash	—	18,240
Financial assets at FVTPL	7	7
Prepayments, other receivables and other assets	3,141	3,078
Other receivables -related party	14	14
Total current assets	64,064	65,477
Non-current assets
Property, plant and equipment	1,743	1,499
Right-of-use assets	962	636
Other intangible assets	40	29
Other receivables and other assets	304	231
Long-term equity investments	4,157	4,173
Long-term investments at amortized cost	—	—
Total non-current assets	7,206	6,568
Total assets	71,270	72,045
LIABILITIES
Current liabilities
Trade payables	10,146	9,678
Contract Liabilities	5,000	5,000
Other payables and accruals	3,413	4,879
Interest-bearing bank borrowings	26,330	44,053
Lease liabilities	471	257
Total current liabilities	45,360	63,867
Non-current liabilities
Lease liabilities	425	257
Total non-current liabilities	425	257
Total liabilities	45,785	64,124
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (par value of $0.0001 per share; 93,710,803 shares outstanding as of December 31, 2024 and June 30, 2025)	9	9
Class B Ordinary shares (par value of $0.0001 per share; 16,990,000 shares outstanding as of December 31, 2024 and June 30, 2025)	2	2
Share premium	439,016	439,173
Share based payments reserve	20,311	20,843
Exchange fluctuation reserve	(4,535)	(4,453)
Accumulated deficit	(429,318)	(447,653)
Total shareholders’ equity	25,485	7,921
Total liabilities and shareholders’ equity	71,270	72,045

ADLAI NORTYE LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except share and per share data, or as otherwise noted)

	Attributable to owners of the parent
	Ordinary Shares	Additional paid-in capital	Share option reserve	Exchange fluctuation reserve	Accumulated losses	Total deficits
	$’000	$’000	$’000	$’000	$’000	$’000
At January 1, 2024	11	438,707	18,018	(4,241)	(373,092)	79,403
Loss for the period	—	—	—	—	(27,612)	(27,612)
Other comprehensive income for the period:
Exchange differences on translation of the financial statements of subsidiaries	—	—	—	(92)	—	(92)
Share-based compensation	—	—	1,669	—	—	1,669
At June 30, 2024	11	438,707	19,687	(4,333)	(400,704)	53,368
At January 1, 2025	11	439,016	20,311	(4,535)	(429,318)	25,485
Loss for the period	—	—	—	—	(18,335)	(18,335)
Vesting of restricted shares	—	157	(157)	—	—	—
Other comprehensive income for the period:
Exchange differences on translation of the financial statements of subsidiaries	—	—	—	82	—	82
Share-based compensation	—	—	689	—	—	689
At June 30, 2025	11	439,173	20,843	(4,453)	(447,653)	7,921

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adlai Nortye Ltd.

By:	/s/ Yang Lu
Name:	Yang Lu
Title:	Chief Executive Officer and Chairman of Board of Directors

Date: December 29, 2025